Exhibit 99.1

MHG - UPDATE AFTER THE END OF Q1 2014

Harvest volumes Q1 2014 (1)

Farming Norway	55 thousand tonnes
Farming Scotland	10 thousand tonnes
Farming Canada	6 thousand tonnes
Farming Chile	18 thousand tonnes
Other	3 thousand tonnes
Total	92 thousand tonnes

In connection with the presentation of the Q4 2013 results, Marine Harvest guided a total harvest volume of 80 thousand tonnes (HOG) for Q1 2014. The increase in volume is partly a function of good growth conditions in Norway and is also likely to lead to an increase in the guided annual volume.

Notes:

(1) The harvest volumes are provided in head on gutted (HOG) equivalents. The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK 1,075 million in Q1 2014 (NOK 482 million in Q1 2013). Although this is the best quarter so far for Marine Harvest, the result was impacted by high costs in Norway. Costs in Norway are expected to be lower for the remainder of the year.

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

•	Norway	12.8 NOK
•	Scotland	12.6 NOK
•	Canada	19.1 NOK
•	Chile	6.7 NOK

Net interest bearing debt (NIBD) was approximately NOK 7.5 billion by the end of the quarter.

The Q1 reference price in Norway reached the unprecedented level of NOK 46.6, which was 40% above the first quarter observations made over the last five years and 17% above the previous first quarter all-time high in 2011. The solid demand is expected to absorb the measurable supply coming to the market over the next quarters, as Fish Pool futures are currently being traded at NOK 41.6 for the second quarter and NOK 38.5 for the last three quarters. However seasonal price fluctuations should be expected.

Supported by the strong operating results, the recent successful divestment of UK farming assets, a strong forward market and a solid balance sheet, the Board has resolved to propose a Q1 dividend of NOK 5 per share to the AGM. The AGM will be held 22 May.

The full Q1 2014 report will be released on 30 April at 0700 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume, expected costs in Norway in the rest of the year, future demand and supply of salmon, expected price fluctuations of salmon and expectations for the forward market.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include: risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.